Exhibit 99.1

Trillion Energy Announces CEO Retirement and New Management Appointments

January 3, 2025 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), announces that the Company’s Board of Directors has accepted Arthur Halleran’s resignation and retirement as Chief Executive Officer and Director of the Company, effective December 27, 2024. Mr. Art Halleran served as CEO since 2017 and spearheaded the SASB development project to date.

The Company is conducting an executive search, committed to selecting and appointing a seasoned executive with capital markets and technical experience to lead the Company as CEO. The recruitment process is well under way and the Board of Directors is committed to concluding the transition as soon as possible. The new CEO will focus on exploiting existing assets and strategically enter new plays to increase overall value to all shareholders.

Trillion is pleased to announce that Mr. Sean Stofer P.E., is appointed Chairman of the Board of Directors, and will also assume the role of interim Chief Executive Officer, while the Company completes its executive search for a permanent CEO. Mr. Stofer is a graduate of the University of British Columbia in Engineering and has over 20 years of energy industry leadership and governance experience. Sean has a proven record of founding several successful energy companies and delivering high growth through operational excellence. He has worked on the conventional energy projects and the development of hundreds of megawatts of power projects including solar, wind, hydroelectric and recently the arctic’s largest solar array; Sean was awarded the Top 40 Under 40 in Vancouver, Canada for his business achievements.

Mr. Burak Tolga Terzi has been appointed as a Vice President and Deputy General Manager for the Company. Mr. Terzi holds a Bachelor of Business Administration and Master’s degree in logistics. Mr. Terzi previously worked for Valeura Energy Inc. (TSX: VLE) in Turkey, SOCAR (the State Oil Company of Azerbaijan Republic), Weatherford International, Nobel Oil Services and AQS in Turkey and Iraq.

Mr. Scott Lower CPA, has been appointed as President of the Company effective immediately. Mr. Lower has served in a consulting role for the Company in the public markets and its endeavors and recently was appointed as President of one of the Company’s subsidiaries, Park Place Energy. Mr. Lower holds his CPA designation, a Bachelor of Business Administration and a background in finance and public markets.

The Company additionally plans to create an advisory board of industry veterans and seeks to add two additional directors as part of its overall transitional plan in Q1 2025.

Interim CEO & Chairman Mr. Sean Stofer remarked:

“We would like to thank Mr. Halleran for his years of dedicated service as CEO in the early development of SASB and Trillion. We look forward to a transformational year for Trillion, by ramping up production leveraging existing assets and acquiring additional assets. The Company is committed to the process of new appointments to drive future growth and success for Trillion shareholders.”

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedar.com, and our website.

Contact

Brian Park, VP of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.